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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Sierra Wireless, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826516106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 7 PAGES

CUSIP No. 826516106

1	NAME OF REPORTING PERSON
Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		5	SOLE VOTING POWER
-0-

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			-0-
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None, except through its indirect, wholly-owned subsidiary, Elliott & Page Limited

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
See line 9 above.

12	TYPE OF REPORTING PERSON*
HC

*SEE INSTRUCTIONS PAGE 2 OF 7 PAGES

CUSIP No. 826516106

1	NAME OF REPORTING PERSON
Elliott & Page Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario

		5	SOLE VOTING POWER
1,737,193

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			1,737,193
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,737,193

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.60%

12	TYPE OF REPORTING PERSON*
FI

*SEE INSTRUCTIONS PAGE 3 OF 7 PAGES

Item 1(a)	Name of Issuer:
Sierra Wireless, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
13811Wireless Way
Richmond, British Columbia
Canada V6V 3A4

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, Elliott & Page Limited (“E&P”).

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC and E&P are located at 200 Bloor Street East, Toronto,
Ontario, Canada, M4W 1E5.

Item 2(c)	Citizenship:
MFC is organized and exists under the laws of Canada.
E&P is organized and exists under the laws of Ontario.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
826516106

Item 3	If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company in accordance with
§240.13d-1(b)(1)(ii)(G).

	E&P:	(j) (X)	a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: E&P has beneficial ownership of 1,737,193 shares of
Common Stock. Through its parent-subsidiary relationship to E&P, MFC may be deemed to have beneficial ownership of these same shares.

PAGE 4 OF 7 PAGES

(b) Percent of Class: Of the 31,031,954 shares outstanding as of September 30, 2008, according to the issuer's Quarterly Report to Shareholders filed on a Form 6-K for the month of November 2008, E&P held 5.60%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:
E&P has sole power to vote or to direct the voting of the shares of Common
Stock it beneficially owns.

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:
E&P has sole power to dispose or to direct the disposition of the shares of
Common Stock it beneficially owns.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to E&P is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

PAGE 5 OF 7 PAGES

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 10, 2009	Title:	Attorney in Fact*

Elliott & Page Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 10, 2009	Title:	Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 6 OF 7 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

     Manulife Financial Corporation and Elliott & Page Limited agree that the Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Common Stock of Sierra Wireless, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 10, 2009	Title:	Attorney in Fact*

Elliott & Page Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 10, 2009	Title:	Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 7 OF 7 PAGES